BLOCK LISTING SIX MONTHLY RETURN

Information provided on this form must be typed or printed electronically and provided to an ris.

Date: 2 January 2019

Name of applicant:RELX PLC

Name of scheme:RELX Group plc 2013 SAYE Share Option Scheme

Period of return:From: 1 July 2018To: 31 December 2018

Balance of unallotted securities under scheme(s) from previous return: 140,411

Plus:  The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for):  600,000

Less:  Number of securities issued/allotted under scheme(s) during period (see LR3.5.7G): 542,582

Equals:  Balance under scheme(s) not yet issued/allotted at end of period: 197,829

Name of contact:Sylvia Sutherland

Telephone number of contact:020 7166 5528

BLOCK LISTING SIX MONTHLY RETURN

Information provided on this form must be typed or printed electronically and provided to an ris.

Date: 2 January 2019

Name of applicant:RELX PLC

Name of scheme:RELX Group plc Executive Share Option Scheme 2003

Period of return:From: 1 July 2018To: 31 December 2018

Balance of unallotted securities under scheme(s) from previous return: 1,310,797

Plus:  The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for):Nil

Less:  Number of securities issued/allotted under scheme(s) during period (see LR3.5.7G): 180,414

Equals:  Balance under scheme(s) not yet issued/allotted at end of period: 1,130,383

Name of contact:Sylvia Sutherland

Telephone number of contact:020 7166 5528

BLOCK LISTING SIX MONTHLY RETURN

Information provided on this form must be typed or printed electronically and provided to an ris.

Date: 2 January 2019

Name of applicant:RELX PLC

Name of scheme:RELX Group plc Executive Share Option Scheme 2013

Period of return:From: 1 July 2018To: 31 December 2018

Balance of unallotted securities under scheme(s) from previous return: 1,169,533

Plus:  The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for): Nil

Less:  Number of securities issued/allotted under scheme(s) during period (see LR3.5.7G): 226,062

Equals:  Balance under scheme(s) not yet issued/allotted at end of period: 943,471

Name of contact:Sylvia Sutherland

Telephone number of contact:020 7166 5528

BLOCK LISTING SIX MONTHLY RETURN

Information provided on this form must be typed or printed electronically and provided to an ris.

Date: 2 January 2019

Name of applicant:RELX PLC

Name of scheme:The RELX PLC Convertible Debenture Scheme

Period of return:From: 1 July 2018To: 31 December 2018

Balance of unallotted securities under scheme(s) from previous return: Nil

Plus:  The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for):  1,641,000

Less:  Number of securities issued/allotted under scheme(s) during period (see LR3.5.7G): 139,795

Equals:  Balance under scheme(s) not yet issued/allotted at end of period: 1,501,205

Name of contact:Sylvia Sutherland

Telephone number of contact:020 7166 5528